Issuer Free Writing Prospectus
Filed pursuant to Rule 433 supplementing the
Preliminary Prospectus Supplement dated
April 11, 2007
Registration No. 333-141039
April 12, 2007
Franklin Bank Corp.
Pricing Term Sheet
4% Contingent Convertible Senior Notes due 2027
Offering Size: $100,000,000
Terms:

Issuer:	Franklin Bank Corp.
Title of Securities:	4% Contingent Convertible Senior Notes due 2027
Public Offering Price:	$1,000.00 per note (100%)
Maturity:	May 1, 2027
Interest Rate:	4% payable semiannually in arrears in cash
Comparable Yield:	6.75%
Last Sale Price of Common Stock (4/12/07):	$15.70
Conversion Price:	$22.00
Conversion Premium:	40.127%
Conversion Rate:	Approximately 45.4545
Net Proceeds, after underwriters’ discount and other estimated expenses:	$97.2 million
Interest Payment Dates:	May 1 and November 1, beginning November 1, 2007
Record Dates:	April 15 and October 15
Put Dates:	May 1, 2012, May 1, 2017 and May 1, 2022
Conversion Trigger Price:	$28.60
Adjustment to Conversion Rate Upon
Certain Fundamental Changes:	If a holder elects to convert its notes (i) in
connection with a corporate transaction that
occurs on or prior to May 1, 2012 that
constitutes a fundamental change or (ii) after
the company has called the notes for redemption
after a fundamental change, the conversion
price will be decreased, which will increase
the conversion rate by a number of shares. The
number of additional shares will be determined
by reference to the following table and is
based on the date on which such fundamental
change becomes effective and the price paid per
share of common stock on the effective date:

Effective Date

Stock Price	April 18, 2007	May 1, 2008	May 1, 2009	May 1, 2010	May 1, 2011	May 1, 2012

$15.70	18.240	18.240	18.240	18.240	18.240	18.240
$18.00	18.000	17.406	16.687	15.862	15.077	13.781
$20.00	15.788	14.876	12.454	11.182	9.718	7.829
$22.00	14.329	12.454	10.630	9.900	7.894	4.859
$24.00	12.454	11.359	8.806	8.259	5.771	3.035
$26.00	11.542	10.447	8.076	6.672	4.494	2.123
$30.00	9.718	8.806	6.672	3.947	3.035	0.730
$50.00	5.406	4.859	3.035	2.123	1.728	0.000
$78.50	1.021	0.868	0.691	0.492	0.261	0.000

In no event will the conversion rate exceed 63.6946 per $1,000 principal amount of notes, subject to adjustments.

If the share price is either (i) in excess of $78.50 per share (subject to adjustment), or (ii) less than $15.70 (subject to adjustment), then no increase in the conversion rate will be made.
No sale of similar securities:	The company may, at any time after May 12, 2007, issue and sell up to $25.0 million shares of its common stock so long as the price at which it sells such shares is not less than $15.70 per share.
Trade Date:	4/13/2007
Settlement Date:	4/18/2007
CUSIP:	352451 AA 6

Underwriters:	RBC Capital Markets Corporation and Bear, Stearns & Co. Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-612-371-2818.
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